

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 29, 2017

<u>Via E-mail</u>
Lee D. Rudow
President and Chief Executive Officer
Transcat, Inc.
35 Vantage Point Drive
Rochester, New York 14624

> **Re: Transcat, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 20, 2017**
> **File No. 333-222188**

Dear Mr. Rudow:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tom Jones at (202) 551-3602 with any questions.

Sincerely,

/s/ Tom Jones for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: James M. Jenkins, Esq.